EXHIBIT (a)(2)(A)

October 8, 2013

Dear Stockholder:

On behalf of the Board of Directors of The Active Network, Inc. (the “Company”), I am pleased to inform you that on September 28, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), and Athlaction Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), affiliates of Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. (collectively, “Vista”), pursuant to which the Company will be acquired by Vista.

Vista is a leading private equity firm focused on investments in software, data and technology-enabled businesses. Pursuant to the terms of the Merger Agreement, Vista, Parent and Purchaser commenced a tender offer on October 8, 2013 to purchase all of the outstanding shares of the Company’s common stock for $14.50 per share in cash, without interest and less any required withholding taxes. Following successful completion of the tender offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger, in accordance with and subject to terms of the Merger Agreement.

After careful consideration, the Company’s Board of Directors has determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated October 8, 2013, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares in the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013), unless extended in accordance with the terms of the Merger Agreement.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Jon Belmonte Interim Chief Executive Officer